

July 17, 2013

Via E-mail
Mr. Mark Fioravanti
Chief Financial Officer
Ryman Hospitality Properties, Inc.
One Gaylord Drive
Nashville, TN 37214

   Re: Ryman Hospitality Properties, Inc.
     Form 10-K for year ended December 31, 2012
     Filed on February 27, 2013
     File No. 001-13079

Dear Mr. Fioravanti:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 53

Liquidity, page 55

1. Please tell us if you capitalized personnel costs to your property and equipment. In future filings, to the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 77

13. Income Taxes, page 105

2.   We note you reversed $137.4 million in net deferred tax liabilities and recorded a valuation allowance of $76.1 million on the net deferred tax assets of the TRSs during the three months ended March 31, 2013. Please tell us how you determined it was appropriate to record these items during 2013. Your response should address your consideration of your Board of Directors approval of the REIT conversion on May 30, 2012. Please refer to ASC 740-10.

Form 10-Q for the quarterly period ended March 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 35

Liquidity, page 36

3.   We note that you declared distributions of $26 million and that you had cash flow used in operating activities of $47 million during the three months ended March 31, 2013. In future filings, please discuss the source(s) of these distributions within the Liquidity and Capital Resources section of your Management's Discussion and Analysis of Financial Condition and Results of Operations, as this disparity raises concerns about the sustainability of distributions into the future. Please provide us with an example of your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief